Exhibit (a)(1)(F)

XM SATELLITE RADIO HOLDINGS INC. EXTENDS OFFER OF PREMIUM FOR

CONVERSION OF 10% SENIOR SECURED DISCOUNT CONVERTIBLE NOTES

Washington D.C., October 20, 2006 — XM Satellite Radio Holdings Inc. (Nasdaq: XMSR) announced today the extension of its offer of premium for conversion of its 10% Senior Secured Discount Convertible Notes due 2009 and consent solicitation. The offer and consent solicitation will expire at 12:00 midnight New York City time, on November 10, 2006, unless extended.

The number of shares of our Class A common stock to be issued in payment of the premium that we will pay for conversion of each $1,000 aggregate principal amount at maturity of the 10% Notes will now equal the premium amount as set forth in the Offer of Premium divided by the average closing price of our Class A common stock for the five-day period ending on November 8, 2006, which is the date two business days prior to the new expiration date.

As of 12:00 midnight, New York City time, on October 19, 2006, approximately $22.6 million aggregate principal amount of the approximately $99.9 million aggregate principal amount of issued and outstanding 10% Notes had been tendered for conversion.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.